Exhibit 99.7

SECOND *QUARTERLY REPORT*

NOVEMBER 2014

BRITISH COLUMBIA

Second Quarterly Report

2014/15 Financial Update,

Economic Outlook

&

Six Month Financial Results

April — September 2014

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown

corporations. — ongoing—

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal

situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting

— Periodicals. 2. British Columbia — Economic conditions —

1945—       — Periodicals.*

3.  Corporations, Government — British Columbia —

Accounting — Periodicals. I. Title.

HJ13.B77       354.711’007231’05

TABLE OF CONTENTS

2014/15 Second Quarterly Report	November 26, 2014

Part One — Updated Financial Forecast
Introduction		1
Revenue		3
Expense		5
Consolidated Revenue Fund spending		5
Contingencies		6
Spending recovered from third parties		6
Operating transfers to service delivery agencies		6
Service delivery agency spending		6
Government employment (FTEs)		6
Provincial capital spending		7
Projects over $50 million		7
Provincial debt		8
Risks to the fiscal forecast		9
Supplementary schedules		10

Tables:
1.1	2014/15 Forecast Update	1
1.2	2014/15 Financial Forecast Changes	2
1.3	2014/15 Capital Spending Update	7
1.4	2014/15 Provincial Debt Update	8

Supplementary schedules
1.5	Operating Statement	10
1.6	Revenue by Source	11
1.7	Expense by Ministry, Program and Agency	12
1.8	Expense by Function	13
1.9	Material Assumptions — Revenue	14
1.10	Material Assumptions — Expense	19
1.11	Full-Time Equivalents	21
1.12	Capital Spending	21
1.13	Capital Expenditure Projects Greater Than $50 million	22
1.14	Provincial Debt	24
1.15	Statement of Financial Position	25

Part Two — Economic Review and Outlook
Summary		27
British Columbia outlook — comparison to private sector forecasts		27

Second Quarterly Report 2014/15

Table of Contents

British Columbia economic activity		28
Labour market		28
Consumer spending and housing		29
External trade and commodity markets		30
Risks to the economic outlook		32
External environment		32
United States		32
Canada		35
Europe		36
China		37
Financial markets		38
Exchange rate		39

Tables:

2.1	British Columbia Economic Indicators	28
2.2	Private Sector Canadian Interest Rate Forecasts	39
2.3	Private Sector Exchange Rate Forecasts	39

Topic Box:

Provincial Economic Accounts Update		40

Second Quarterly Report 2014/15

ii

PART ONE — UPDATED FINANCIAL FORECAST

2014/15 Second Quarterly Report	November 26, 2014

Introduction

Table 1.1 2014/15 Forecast Update

($ millions)	Budget 2014	First Quarterly Report	Second Quarterly Report
Revenue	44,800	45,315	45,509
Expense	(44,416)	(44,849)	(44,865)
Surplus before forecast allowance	384	466	644
Forecast allowance	(200)	(200)	(200)
Surplus	184	266	444
Capital spending:
Taxpayer-supported capital spending	4,030	4,198	4,012
Self-supported capital spending	2,590	2,651	2,651
	6,620	6,849	6,663
Provincial Debt:
Taxpayer-supported debt	43,075	42,290	41,990
Self-supported debt	21,463	21,257	21,253
Total debt (including forecast allowance)	64,738	63,747	63,443
Taxpayer-supported debt-to-GDP ratio:
As previously forecast	18.4%	18.1%
Impact of Statistics Canada update [1]	-0.3%	-0.3%
Restated and second quarter projections	18.1%	17.8%	17.7%

1 See Provincial Economic Accounts Update topic box on page 40.

The second quarter fiscal outlook for 2014/15 forecasts a surplus of $444 million — $178 million higher than the projection in the first Quarterly Report. The outlook reflects a $194 million increase in revenue due to higher taxation revenue as well as improvement in other revenue sources. The revenue improvements were partially offset by a $16 million net increase in expenses and prior year liability adjustments.

Chart 1.1 Operating changes from the first Quarterly Report

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.2 2014/15 Financial Forecast Changes

	($ millions)
2014/15 surplus — Budget 2014 (February 18, 2014)	184		184
2014/15 surplus — first Quarterly Report (September 9, 2014)		266

	Q1 Update	Q2 Update	Total Changes
Revenue changes:
Personal income tax — mainly higher 2013 tax assessments	337	—	337
Corporate income tax — increased federal government instalments and prior-year adjustment, reflecting higher 2013 tax assessments	119	18	137
Provincial sales tax — carryforward impact of lower 2013/14 sales revenue results	(218)	—	(218)
Property transfer tax — stronger year-to-date sales results	50	100	150
Other taxation sources	(13)	(11)	(24)
Natural gas royalties — mainly higher prices and changes in volumes partially offset by higher utilization of royalty programs	202	12	214
Forests — mainly changes in stumpage rates and harvest volumes	46	(31)	15
Coal, metals and minerals — lower coal prices and and higher mining costs	(98)	(8)	(106)
Other natural resources	6	(11)	(5)
Fees, investment earnings and miscellaneous sources — mainly changes in revenue from SUCH sector entities	(51)	47	(4)
Health and social transfers — lower entitlement for prior years and changes in 2014 population share	(30)	4	(26)
Other federal government transfers — mainly higher revenue from SUCH sector entities	44	5	49
Commercial Crown agencies operating results:
ICBC — mainly claims cost savings and higher investment income	111	71	182
Other commercial Crown agencies changes	10	(2)	8
Total revenue changes	515	194	709
Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Direct fire costs	287	(50)	237
Emergency program flood-related costs	14	1	15
Teachers’ Pension Plan liability adjustment	66	—	66
BC Training and Education Savings Program — higher eligibilty volumes	8	—	8
Elections BC	3	—	3
BC Timber Sales	—	3	3
Refundable tax credit transfers	(6)	46	40
Prior year liability adjustments	—	(15)	(15)
Management of public debt (net) — reflects lower interest rates and revisions to scheduled borrowing	(15)	(14)	(29)
Spending funded by third party recoveries	8	13	21
(Increase) decrease in operating transfers to service delivery agencies	34	91	125
Changes in spending profile of service delivery agencies:
School districts — lower operating expenses due to job action	(163)	(97)	(260)
Universities — higher amortization and grants to third parties	14	(1)	13
Colleges — primarily higher amortization costs	(10)	20	10
Health authorities and hospital societies — increasing demand for healthcare services	110	26	136
Other service delivery agencies	7	(7)	—
Removal of expenditure management targets from fiscal plan	76	—	76
Total expense increases	433	16	449
Total changes	82	178	260
2014/15 surplus — first Quarterly Report	266
2014/15 surplus — second Quarterly Report		444	444

Second Quarterly Report 2014/15

Updated Financial Forecast

Projected taxpayer-supported capital spending has decreased by $186 million, reflecting lower spending on health facilities, post secondary infrastructure and transportation projects mainly due to updated project scheduling.

The taxpayer-supported debt forecast is $300 million lower compared to the projection in the first Quarterly Report mainly due to better than expected results in government’s cash management initiative and reductions in capital financing requirements. Self-supported debt is virtually unchanged, reflecting a $4 million reduction.

Taxpayer-supported debt to GDP is now projected to be 17.7 per cent. The debt to GDP ratio reflects a 0.1 percentage point reduction since the first Quarterly Report as a result of the lower debt forecast. A further 0.3 percentage point reduction in the ratio is due to the carry forward impact of Statistics Canada’s revision of historical nominal GDP numbers.

The forecast allowance has been left unchanged at $200 million, reflecting continuing volatility in some revenue sources (e.g. sales tax, natural gas royalties, and mineral levies).

Revenue

Revenue for 2014/15 is forecast to be $45.5 billion – $194 million higher than the projection in the first Quarterly Report. The improvement reflects additional revenue from taxation sources, federal transfers, commercial Crown corporations and other taxpayer-supported sources, partially offset by a reduction in natural resources revenue.

Detailed revenue projections are disclosed in Table 1.6, and key assumptions and sensitivities relating to revenue are provided in Table 1.9. Major changes from the first Quarterly Report include the following:

Chart 1.2 Revenue changes from the first Quarterly Report

Second Quarterly Report 2014/15

Updated Financial Forecast

Income tax revenue

Personal income tax revenue is unchanged from first Quarterly Report.

Corporate income tax revenue is up $18 million mainly due to higher federal government instalments, reflecting 2013 tax assessment results.

Consumption and other tax revenue

Property transfer tax revenue is up $100 million reflecting higher than expected results in the housing market. Other taxation revenues are down $11 million.

Natural resources revenue

Revenue from natural gas royalties is up $12 million mainly due to a 1.8 per cent increase in natural gas production volumes, partially offset by higher utilization of royalty programs and infrastructure credits.

Forests revenue is down $31 million due to lower stumpage revenue resulting from lower stumpage rates and a decline in harvest volumes.

Other natural resource revenues are projected to have a net decline of $19 million:

•                  Revenue from sales of Crown land tenures is up $16 million mainly due to the effects of stronger bid prices and auctioned land volumes.

•                  Columbia River Treaty electricity sales revenue is down $12 million due to lower electricity prices.

•                  Revenue from coal, metals and minerals is down $8 million reflecting the effects of higher mining cost and lower metal prices.

•                  Other natural resource revenue is down $15 million mainly due to lower proceeds from water rentals and licenses, and the effects of lower petroleum prices.

Other revenue

Revenue from fees, licenses, investment earnings and other miscellaneous sources is up $47 million mainly due to higher forecasts of own-source revenue provided by SUCH sector entities and improved investment earnings predominately reflecting increased recoveries through the Fiscal Agency Loan program.

Federal government transfers

Canada Health and Social Transfers are up $4 million mainly reflecting $9 million increase due to a higher BC population share of the national total partly offset by $5 million reduction related to prior years (2012/13 and 2013/14). Other federal government contributions are expected to be up $5 million mainly due to increased transfers to taxpayer-supported Crown agencies.

Second Quarterly Report 2014/15

Updated Financial Forecast

Commercial Crown corporations

The outlook for commercial Crown corporation net income is up $69 million mainly reflecting improvements in the forecasts from ICBC and the BC Lottery Corporation.

•                  ICBC’s net income projections (adjusted to government’s fiscal year) are up $71 million mainly due to higher investment income and premium revenues, and lower insurance operating costs.

•                  BCLC’s forecast is up $15 million, mainly due to higher net win (revenue less prizes and other direct costs), lower operating costs, and a reduction in capital amortization expense.

The above improvements were partially offset by a combined $17 million reduction in the net income projections of other commercial Crown corporations.

Expense

At $44.9 billion, the government spending forecast for 2014/15 is $16 million higher compared to the projection in the first Quarterly Report, reflecting higher costs funded by third parties and increased service delivery agency spending, partially offset by lower debt servicing costs and the impact of a prior year liability adjustment.

Chart 1.3 Expense changes from the first Quarterly Report

Consolidated Revenue Fund spending

Ministry spending is forecasted to be down $29 million compared to the first Quarterly Report projection due to reduced debt servicing costs resulting from lower debt levels ($14 million) and adjustments to prior year liabilities ($15 million).

There is no change in overall statutory spending, with an increase in refundable tax credit payments resulting from higher tax assessments ($46 million) and other increases ($4 million) offset by lower forecasted direct fire costs ($50 million) due to favorable late season conditions.

Second Quarterly Report 2014/15

Updated Financial Forecast

Contingencies

Budget 2014 included a Contingencies vote allocation of $300 million in 2014/15 to help manage unexpected costs and pressures as well as fund priority initiatives, including the 2014 public sector compensation mandate and LNG development. This allocation is unchanged in the second Quarterly Report forecast.

Spending recovered from third parties

Spending funded by third parties is forecasted to increase by $13 million primarily due to the impact of currency exchange rates on sinking funds for foreign currency denominated debt.

Operating transfers to service delivery agencies

Operating transfers to service delivery agencies are forecast to be $91 million lower mainly due to reduced grants to school districts as a result of the teachers’ job action, offset by adjustments to projected health organization allocations in response to spending forecast changes noted below.

Service delivery agency spending

Service delivery agency spending forecast is $59 million lower than the projection in the first Quarterly Report:

•                  School district spending is forecast to be $97 million lower than the first Quarterly Report due to further reduced teacher compensation costs as a result of continuing job action in the summer and fall, partially offset by estimated settlement costs.

•                  Post secondary sector spending is $19 million higher due to higher estimates for asset amortization and grants to third parties (e.g. student bursaries).

•                  Health authority and hospital society spending is forecast to be up $26 million mainly due to revised estimates for operating costs incurred in support of the increasing demand for healthcare services delivered by these organizations.

•                  Other service delivery agency spending is projected to decrease by $7 million mainly reflecting lower transportation costs partially offset by increased spending on housing initiatives.

Detailed expense projections are disclosed in Table 1.7. Key spending assumptions and sensitivities are provided in Table 1.10.

Government employment (FTEs)

The projection of government employment for 2014/15 has been decreased by 130 full time equivalents since the first Quarterly Report due to lower than expected staffing requirements to fight forest fires. Further details on FTEs are provided in Table 1.11.

Second Quarterly Report 2014/15

Updated Financial Forecast

Provincial capital spending

Capital spending is projected to total $6.7 billion in 2014/15 — $186 million lower than the forecast in the first Quarterly Report (see Tables 1.3 and 1.12).

Table 1.3 2014/15 Capital Spending Update

	($ millions)
2014/15 capital spending — Budget 2014 (February 18, 2014)	6,620		6,620
2014/15 capital spending — first Quarterly Report (September 9, 2014)		6,849

	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported changes:
Health project approvals since Budget 2014	94	—	94
Changes in internally-financed spending:
– health authorities	129	(27)	102
– post secondary institutions	(9)	(57)	(66)
Project scheduling changes:
– health facilities	—	(7)	(7)
– school projects	(5)	—	(5)
– transportation projects	(29)	(68)	(97)
– other	(12)	(27)	(39)
Total taxpayer-supported	168	(186)	(18)
Self-supported changes:
Carry-over of prior year budgeted spending:
– Port Mann Bridge/Highway 1	37	—	37
– Columbia River power projects — Waneta Dam expansion	26	—	26
Other	(2)	—	(2)
Total self-supported	61	—	61
Total changes	229	(186)	43
2014/15 capital spending — first Quarterly Report	6,849
2014/15 capital spending — second Quarterly Report		6,663	6,663

Taxpayer-supported capital spending is projected at $4.0 billion. The $186 million decrease since the first Quarterly Report mainly reflects lower forecast spending due to construction schedule adjustments (mainly in the areas of health facilities and transportation projects) and lower forecast spending on self-funded health and post secondary institution projects.

At $2.7 billion, projected self-supported capital spending is unchanged from the first Quarterly Report forecast.

Projects over $50 million

Capital spending projects with provincial contributions greater than $50 million are presented in Table 1.13. Since the first Quarterly Report the following changes have occurred:

•                  The $325 million Penticton Regional Hospital patient care tower project has been added.

•                  The overall cost for the North Island Hospitals project is unchanged; however, with financial close completed, the allocation of capital cost between direct procurement and P3 contract components has been finalized.

•                  Anticipated costs for the Sierra Yoyo Desan road upgrade have increased $13 million.

Second Quarterly Report 2014/15

Updated Financial Forecast

•                  The overall cost for the Evergreen Line rapid transit project is unchanged; however, the allocation of capital cost between direct procurement and P3 contract components has been revised.

•                  The Okanagan Correctional Centre anticipated costs for direct procurement have been adjusted by $4 million, reflecting the acquisition of specialized equipment and vehicles for the facility.

•                  BC Hydro’s Big Bend substation project is now expected to be completed in 2017 rather than 2016.

•                  BC Lotteries’ gaming management system project forecast decreased by $1 million reflecting lower costs to date.

•                  Anticipated spending for the capital portion of ICBC’s business transformation program increased $33 million mainly due to additional complexities in systems integration and testing as determined by an external consultant review.

Provincial debt

The provincial debt, including the $200 million forecast allowance, is projected to total $63.4 billion by the end of the fiscal year — $304 million lower than the projection in the first Quarterly Report.

Table 1.4 2014/15 Provincial Debt Update

	($ millions)
2014/15 provincial debt — Budget 2014 (February 18, 2014)	64,738
Change in 2013/14 actual results from Budget 2014 forecast [1]	(950)
Updated Budget 2014 projection [2]	63,788		63,788
2014/15 provincial debt — first Quarterly Report (September 9, 2014)		63,747

	Q1 Update	Q2 Update	Total Changes
Taxpayer-supported changes:
Government operating:
– cash management strategy target adjustment	307	(100)	207
– higher revenue cash receipts	(321)	(102)	(423)
– other changes	(87)	21	(66)
Total operating debt changes	(101)	(181)	(282)
Capital debt:
– change in capital spending	168	(186)	(18)
– change in contributions from external parties	(25)	11	(14)
– change in internal financing	(20)	56	36
Total capital debt changes	123	(119)	4
Total taxpayer-supported	22	(300)	(278)
Self-supported changes:
– higher capital spending	61	—	61
– increase in internal financing	(124)	(4)	(128)
Total self-supported	(63)	(4)	(67)
Total changes	(41)	(304)	(345)
2014/15 provincial debt — first Quarterly Report	63,747
2014/15 provincial debt — second Quarterly Report		63,443	63,443

1        Excludes unused portion of the forecast allowance.

2        The Budget 2014 projection is based on an increase in debt for 2014/15 over a forecasted result for 2013/14. The revised projection reflects the same projected increase over the actual results for 2013/14.

Second Quarterly Report 2014/15

Updated Financial Forecast

Taxpayer-supported debt is projected to be $42.0 billion — $300 million lower than the projection in the first Quarterly Report. The reduction reflects lower direct operating debt (down $181 million), primarily due to anticipated improvement in both CRF revenue and government’s cash management strategy targets for the year.

The decrease in taxpayer-supported capital debt (down $119 million) is mainly due to reduced capital financing requirements — i.e. lower capital spending net of changes to contributions from external parties and internal financing of capital.

The lower taxpayer-supported debt projections resulted in a 0.1 percentage point reduction in the ratio taxpayer-supported debt to GDP ratio projected in first Quarterly Report. As well, Statistics Canada recently revised its historical nominal GDP data. The carry forward impact of the revision further reduced the debt to GDP ratio by 0.3 percentage points. As a result, the debt to GDP ratio for 2014/15 is now projected to be 17.7 per cent.

Self-supported debt is projected to be $21.3 billion — $4 million lower than the projection in the first Quarterly Report mainly due to further improvements in operating cash flows.

Details on provincial debt are shown in Table 1.14.

Risks to the fiscal forecast

There are a number of risks and pressures to the fiscal plan — in some instances reflecting risks to the BC economic outlook, which are largely due to the continued uncertainty surrounding global economic activity.

Revenues in British Columbia can be volatile, largely due to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast.

Personal and corporate income tax assessments for the 2013 tax year will not be finalized until March 2015 and could result in further revenue and tax credit transfer spending adjustments.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and costs associated with natural disaster response represent the main spending risks.

The potential fiscal impact from these risks is covered by the $300 million Contingencies vote and the $200 million forecast allowance.

Second Quarterly Report 2014/15

Updated Financial Forecast

Supplementary schedules

The following tables provide the financial results for the six months ended September 30, 2014 and the 2014/15 full-year forecast.

Table 1.5 2014/15 Operating Statement

	Year-to-Date to September 30				Full Year
	2014/15			Actual	2014/15			Actual
($ millions)	Budget	Actual	Variance	2013/14	Budget	Forecast	Variance	2013/14
Revenue	22,123	22,815	692	22,172	44,800	45,509	709	43,728
Expense	(20,990)	(20,872)	118	(20,773)	(44,416)	(44,865)	(449)	(43,375)
Surplus before forecast allowance	1,133	1,943	810	1,399	384	644	260	353
Forecast allowance	—	—	—	—	(200)	(200)	—	—
Surplus	1,133	1,943	810	1,399	184	444	260	353
Accumulated surplus beginning of the year .	1,748	1,654	(94)	1,301	1,748	2,135	387	1,301
Accumulated surplus before comprehensive income	2,881	3,597	716	2,700	1,932	2,579	647	1,654
Accumulated other comprehensive income from self-supported Crown agencies	(88)	289	377	81	(175)	(272)	(97)	481
Accumulated surplus end of period	2,793	3,886	1,093	2,781	1,757	2,307	550	2,135

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.6 2014/15 Revenue by Source

	Year-to-Date to September 30				Full Year
	2014/15			Actual	2014/15			Actual
($ millions)	Budget	Actual	Variance	2013/14	Budget	Forecast	Variance	2013/14
Taxation
Personal income	3,702	3,820	118	3,443	7,491	7,828	337	6,862
Corporate income	1,565	1,663	98	1,586	2,348	2,485	137	2,427
Sales [1]	3,078	2,961	(117)	2,862	5,964	5,746	(218)	5,303
Fuel	488	479	(9)	486	936	927	(9)	917
Carbon	540	558	18	562	1,228	1,240	12	1,222
Tobacco	410	401	(9)	380	780	780	—	724
Property	1,064	1,053	(11)	1,021	2,156	2,125	(31)	2,080
Property transfer	467	580	113	490	804	954	150	937
Insurance premium	236	229	(7)	236	450	454	4	458
	11,550	11,744	194	11,066	22,157	22,539	382	20,930
Natural resources
Natural gas royalties	182	335	153	150	441	655	214	445
Forests	286	303	17	287	785	800	15	719
Other natural resource [2]	891	831	(60)	882	1,784	1,673	(111)	1,791
	1,359	1,469	110	1,319	3,010	3,128	118	2,955
Other revenue
Medical Services Plan premiums	1,124	1,123	(1)	1,061	2,271	2,260	(11)	2,158
Other fees [3]	1,231	1,394	163	1,364	3,065	3,128	63	3,052
Investment earnings	606	575	(31)	674	1,091	1,118	27	1,113
Miscellaneous [4]	1,269	1,216	(53)	1,485	2,758	2,675	(83)	2,884
Release of surplus assets	67	11	(56)	144	200	200	—	433
	4,297	4,319	22	4,728	9,385	9,381	(4)	9,640
Contributions from the federal government
Health and social transfers	2,920	2,912	(8)	2,930	5,840	5,814	(26)	5,869
Other federal contributions [5]	669	638	(31)	670	1,523	1,572	49	1,633
	3,589	3,550	(39)	3,600	7,363	7,386	23	7,502
Commercial Crown corporation net income
BC Hydro	129	165	36	146	582	588	6	549
Liquor Distribution Branch	458	478	20	463	862	871	9	877
BC Lotteries (net of payments to the federal government)	603	622	19	592	1,183	1,198	15	1,165
ICBC	150	445	295	258	252	434	182	136
Transportation Investment Corporation (Port Mann)	(37)	(38)	(1)	(28)	(79)	(89)	(10)	(88)
Other [6]	25	61	36	28	85	73	(12)	62
	1,328	1,733	405	1,459	2,885	3,075	190	2,701
Total revenue	22,123	22,815	692	22,172	44,800	45,509	709	43,728

1        Includes provincial sales tax and social services tax/hotel room tax related to prior years.

2        Columbia River Treaty, other energy and minerals, water rental and other resources.

3        Post secondary, healthcare-related, motor vehicle, and other fees.

4        Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

5        Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6        Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post secondary institutions self-supported subsidiaries. Also includes gain on the sale of LDB’s liquor distribution warehouse (budget $34 million, actual $37 million).

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.7 2014/15 Expense by Ministry, Program and Agency1

	Year-to-Date to September 30				Full Year
	2014/15			Actual	2014/15			Actual
($ millions)	Budget	Actual	Variance	2013/14 [2]	Budget	Forecast	Variance	2013/14 [2]
Office of the Premier	5	5	—	4	9	9	—	9
Aboriginal Relations and Reconciliation	40	44	4	38	82	82	—	105
Advanced Education	939	944	5	950	1,936	1,936	—	1,950
Agriculture	50	46	(4)	46	80	80	—	76
Children and Family Development	657	661	4	645	1,356	1,356	—	1,343
Community, Sport and Cultural Development	173	166	(7)	96	221	221	—	181
Education	2,735	2,556	(179)	2,703	5,387	5,395	8	5,412
Energy and Mines	10	13	3	14	21	21	—	39
Environment	63	63	—	61	134	134	—	131
Finance	106	100	(6)	94	202	268	66	242
Forests, Lands and Natural Resource Operations	296	442	146	330	593	833	240	621
Health	8,331	8,167	(164)	7,992	16,936	16,936	—	16,387
International Trade	17	25	8	22	34	34	—	48
Jobs, Tourism and Skills Training	93	95	2	92	199	199	—	207
Justice	579	560	(19)	546	1,155	1,170	15	1,170
Natural Gas Development	200	197	(3)	185	401	401	—	371
Social Development and Social Innovation	1,260	1,266	6	1,222	2,530	2,530	—	2,509
Technology, Innovation and Citizens’ Services	258	250	(8)	244	527	527	—	525
Transportation and Infrastructure	401	402	1	404	812	812	—	806
Total ministries and Office of the Premier	16,213	16,002	(211)	15,688	32,615	32,944	329	32,132
Management of public funds and debt	661	604	(57)	637	1,286	1,257	(29)	1,237
Contingencies	—	—	—	—	300	300	—	60
Funding for capital expenditures	322	278	(44)	216	1,048	1,006	(42)	740
Refundable tax credit transfers	387	388	1	414	778	818	40	730
Legislative and other appropriations	64	57	(7)	87	130	133	3	153
Subtotal	17,647	17,329	(318)	17,042	36,157	36,458	301	35,052
Elimination of transactions between appropriations [3]	(8)	(8)	—	—	(17)	(17)	—	(2)
Prior year liability adjustments	—	(6)	(6)	(3)	—	(15)	(15)	(159)
Consolidated revenue fund expense	17,639	17,315	(324)	17,039	36,140	36,426	286	34,891
Expenses recovered from external entities	1,085	1,211	126	1,484	2,599	2,620	21	2,760
Funding provided to service delivery agencies	(10,807)	(10,428)	379	(10,555)	(22,016)	(21,849)	167	(21,503)
Total direct program spending	7,917	8,098	181	7,968	16,723	17,197	474	16,148
Service delivery agency expense
School districts	2,491	2,074	(417)	2,488	5,667	5,407	(260)	5,661
Universities	1,967	1,970	3	1,932	4,152	4,165	13	4,079
Colleges and institutes	534	538	4	540	1,125	1,135	10	1,137
Health authorities and hospital societies	6,448	6,450	2	6,297	13,108	13,244	136	12,802
Other service delivery agencies	1,633	1,742	109	1,548	3,743	3,743	—	3,548
Total service delivery agency expense	13,073	12,774	(299)	12,805	27,795	27,694	(101)	27,227
Subtotal expense	20,990	20,872	(118)	20,773	44,518	44,891	373	43,375
Expenditure management	—	—	—	—	(76)	—	76	—
Core Review	—	—	—	—	(26)	(26)	—	—
Total expense	20,990	20,872	(118)	20,773	44,416	44,865	449	43,375

1     Reflects government’s organization that was in effect at September 30, 2014.

2     Restated to reflect government’s current accounting policies.

3     Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.8 2014/15 Expense By Function

	Year-to-Date to September 30				Full Year
	2014/15			Actual	2014/15			Actual
($ millions)	Budget	Actual	Variance	2013/14 [1]	Budget	Forecast	Variance	2013/14 [1]
Health:
Medical Services Plan	1,958	1,968	10	1,977	4,220	4,206	(14)	4,114
Pharmacare	544	563	19	568	1,120	1,119	(1)	1,130
Regional services	6,276	6,152	(124)	5,849	12,483	12,428	(55)	11,960
Other healthcare expenses [2]	376	341	(35)	332	860	851	(9)	658
	9,154	9,024	(130)	8,726	18,683	18,604	(79)	17,862
Education:
Elementary and secondary	2,610	2,336	(274)	2,617	6,125	6,110	(15)	6,133
Post secondary	2,486	2,513	27	2,461	5,317	5,377	60	5,284
Other education expenses [3]	176	154	(22)	168	457	463	6	410
	5,272	5,003	(269)	5,246	11,899	11,950	51	11,827
Social services:
Social assistance [2,3]	778	803	25	792	1,576	1,576	—	1,572
Child welfare [2]	522	543	21	532	1,015	1,015	—	1,097
Low income tax credit transfers	124	124	—	125	247	245	(2)	279
Community living and other services	410	421	11	393	865	889	24	857
	1,834	1,891	57	1,842	3,703	3,725	22	3,805
Protection of persons and property	671	686	15	694	1,393	1,420	27	1,520
Transportation	745	766	21	751	1,629	1,622	(7)	1,554
Natural resources and economic development	900	1,026	126	927	1,757	1,977	220	1,755
Other	577	592	15	548	1,294	1,317	23	1,184
Contingencies	—	—	—	—	300	300	—	—
General government	611	640	29	659	1,180	1,395	215	1,386
Debt servicing	1,225	1,244	19	1,380	2,578	2,555	(23)	2,482
Total expense	20,990	20,872	(118)	20,773	44,416	44,865	449	43,375

1   Restated to reflect government’s current organization and accounting policies.

2     Payments for healthcare services by the Ministry of Social Development and Social Innovation and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

3     Payments for training costs by the Ministry of Social Development and Social Innovation made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.9 2014/15 Material Assumptions — Revenue

	Budget	First	Second
Revenue Source and Assumptions	2014	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2014/15 Sensitivities
Personal income tax	$7,491	$7,828	$7,828
Current calendar year assumptions
Household income growth	3.3%	3.2%	3.2%	+/- 1% change in 2014 BC household income growth equals +/- $70 to $100 million
Compensation of employees growth	3.5%	3.5%	3.5%
Tax base growth	2.6%	2.6%	2.6%
Average tax yield	5.09%	5.18%	5.18%
Current-year tax	$7,175	$7,341	$7,341
Prior year’s tax assessments	$305	$295	$295
Unapplied taxes	$90	$90	$90
BC Tax Reduction	$-110	$-132	$-132
Non-Refundable BC tax credits	$-56	$-56	$-56
Policy neutral elasticity *	1.2	1.2	1.2
Fiscal year assumptions
Prior-year adjustment	$0	$201	$201

2013 Tax-year	2013 Assumptions
Household income growth	3.0%	3.2%	4.6%

+/- 1% change in 2013 BC household or taxable income growth equals +/- $80 to $100 million one-time effect (prior-year adjustment) and could result in an additional +/-$65 to $75 million base change in 2014/15

Tax base growth	5.4%	6.0%	6.0%
Average 2013 tax yield	4.84%	4.95%	4.95%
2013 tax	$6,650	$6,850	$6,850
2012 & prior year’s tax assessments	$295	$285	$285
Unapplied taxes	$90	$90	$90
BC Tax Reduction	$-108	$-130	$-130
Non-Refundable BC tax credits	$-56	$-57	$-57
Policy neutral elasticity *	1.2	2.1	1.5

* Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax	$2,348	$2,467	$2,485
Components of revenue (fiscal year)
Advance instalments	$2,384	$2,426	$2,442
International Business Activity Act refunds	$-15	$-20	$-20
Prior-year adjustment	$-21	$61	$63
Current calendar year assumptions
National tax base ($ billions)	$269.2	$270.2	$269.6	+/- 1% change in the 2014 national tax base equals +/- $15 to $25 million
BC instalment share of national tax base	11.4%	11.4%	11.4%
Effective tax rates (general/small business)	11.0 / 2.5	11.0 / 2.5	11.0 / 2.5
BC tax base growth (post federal measures)	1.9%	1.8%	1.8%
BC net operating surplus growth	1.8%	1.4%	1.4%
Non-Refundable BC tax credits	$-106	$-106	$-104

2013 Tax-year	2013 Assumptions
BC tax base growth (post federal measures)	1.7%	5.2%	5.2%	+/- 1% change in the 2013 BC tax base equals +/- $30 to $40 million in 2014/15
BC net operating surplus growth	-4.8%	-4.9%	-5.4%
Gross 2013 tax	$2,351	$2,431	$2,431
Prior-year adjustments	$-21	$61	$63
Prior years losses/gains (included in above)	$-20	$-30	$-30
Non-Refundable BC tax credits	$-98	$-86	$-83

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. The 2014/15 instalments from the federal government reflects two-third of payments related to the 2014 tax year (paid during Apr-July 2014 and adjusted in Sept and Dec) and one-third of 2015 payments. Instalments for the 2014 (2015) tax year are based on BC’s share of the national tax base for the 2012 (2013) tax year and a forecast of the 2014 (2015) national tax base. BC’s share of the 2012 national tax base was 11.41%, based on tax assessments as of December 31, 2013. Cash adjustments for any under/over payments from the federal government in respect of 2013 will be received/paid on March 31, 2015.

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.9 2014/15 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	2014	Quarter	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Forecast	2014/15 Sensitivities
Provincial sales tax	$5,964	$5,746	$5,746
Provincial sales tax base growth (fiscal year)	3.9%	4.3%	4.3%	+/- 1% change in the 2014 consumer expenditure growth equals up to +/- $20 million
Calendar Year
Nominal consumer expenditure	4.2%	4.0%	4.0%
Nominal business investment	4.4%	4.7%	4.7%
Other expenditures	4.6%	6.0%	6.0%
Components of Provincial sales tax revenue				+/- 1% change in the 2014 business investment growth equals up to +/- $10 million
Consolidated Revenue Fund	$5,950	$5,732	$5,732
BC Transportation Financing Authority	$14	$14	$14
Fuel and carbon taxes	$2,164	$2,176	$2,167
Calendar Year
Real GDP	2.0%	1.9%	1.9%
Gasoline volumes	0.0%	0.0%	0.0%
Diesel volumes	2.0%	2.0%	2.0%
Natural gas volumes	2.0%	1.9%	1.9%
Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$30	$30	$30
Natural gas (cents/gigajoule)	148.98 ¢	148.98 ¢	148.98 ¢
Gasoline (cents/litre)	6.67 ¢	6.67 ¢	6.67 ¢
Light fuel oil (cents/litre)	7.67 ¢	7.67 ¢	7.67 ¢
Carbon tax revenue	$1,228	$1,240	$1,240
Components of fuel tax revenue
Consolidated Revenue Fund	$509	$509	$505
BC Transit	$12	$12	$12
BC Transportation Financing Authority	$415	$415	$410
	$936	$936	$927
Property taxes	$2,156	$2,126	$2,125
Calendar Year				+/- 1% change in new construction & inflation equals up to +/- $25 million in residential property taxation revenue
BC Consumer Price Index	1.5%	1.3%	1.3%
Housing starts	24,949	25,900	25,900
Home owner grants (fiscal year)	$821	$820	$820
Components of revenue
Residential (net of home owner grants)	$733	$726	$726
Non-residential	$1,124	$1,114	$1,114	+/- 1% change in 2014 new construction and inflation equals up to +/- $20 million in non-residential property taxation revenue
Rural area	$100	$89	$89
Police	$32	$33	$33
BC Assessment Authority	$83	$84	$84
BC Transit	$84	$80	$79
Other taxes	$2,034	$2,089	$2,094
Calendar Year
Population	1.0%	1.0%	1.0%
BC Consumer Price Index	1.5%	1.3%	1.3%
BC housing starts	-7.8%	-4.3%	-4.3%
Real GDP	2.0%	1.9%	1.9%
Nominal GDP	3.6%	3.5%	2.5%
Components of revenue
Property transfer	$804	$854	$954
Tobacco	$780	$780	$780
Insurance premium and other	$450	$455	$454

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.9 2014/15 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget 2014 Estimate	First Quarter Forecast	Second Quarter Forecast	2014/15 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other	$1,754	$1,865	$1,870
Natural gas price

+/- $0.50 change in the natural gas price equals +/- $125 million, including impacts on production volumes and royalty program credits, but excluding any changes from byproducts revenue (e.g. butane, ethane, propane) Sensitivities can also vary siginificantly at different price rice levels.

Plant inlet, $Cdn/gigajoule	$2.45	$3.03	$3.04
Sumas, $US/ MMBtu	$4.11	$4.50	$4.41
Natural gas production volumes
Billions of cubic metres	42.8	41.7	42.5
Petajoules	1,696	1,655	1,685
Annual per cent change	8.2%	5.5%	8.5%

Oil price ($US/bbl at Cushing, Ok)	$95.12	$98.86	$87.94
Auctioned land base (000 hectares)	100	100	162	+/- 1% change in natural gas volumes equals +/- $2 million on natural gas royalties +/- 1 cent change in the exchange rate equals +/- $13 million on natural gas royalties
Average bid price/hectare ($)	$750	$750	$1,360
Cash sales of Crown land tenures	$75	$75	$220
Metallurgical coal price ($US/tonne, fob west coast)	$176	$121	$121
Copper price ($US/1b)	$3.16	$3.16	$3.14
Annual electricity volumes set by treaty	4.1	4.1	4.1	+/- $10 change in the average Metallurgical coal price equals +/- $30 to $40 million on mineral tax revenue
(million mega-watt hours)
Mid-Columbia electricity price	$40	$42	$37
($US/mega-watt hour)
Exchange rate (US¢/ Cdn$, calendar year)	93.2	91.3	91.1
Components of revenue				+/- 10% change in the average Mid-Columbia electricity price equals +/- $14 million on electricity sales revenue
Natural gas royalties	$441	$643	$655
Bonus bids, fees and rentals	$806	$806	$822
Petroleum royalties	$97	$101	$98
Columbia River Treaty electricity sales	$160	$163	$151
Coal	$154	$63	$57

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sales of Crown land tentures

Minerals, metals and other	$47	$40	$38
Oil and Gas Commission fees and levies	$49	$49	$49

Royalty programs and infrastructure credits
Deep drilling	$-323	$-493	$-523
Road and pipeline infrastructure	$-60	$-53	$-65
Total	$-383	$-546	$-588
Implicit average natural gas royalty rate	10.6%	12.8%	12.7%

Royalty program (marginal, low productivity and ultra marginal drilling) adjusments reflect reduced royalty rates. Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.9 2014/15 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget 2014 Estimate	First Quarter Forecast	Second Quarter Forecast	2014/15 Sensitivities
Forests	$785	$831	$800
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $75 to $100 million
SPF 2x4 ($US/1000 bd ft)	$345	$346	$355
Random Lengths Composite
($US/thousand board feet)	$370	$372	$382
Pulp ($US/tonne)	$838	$904	$923	+/- US$50 change in pulp price equals +/-$5 to $10 million +/- Cdn$10 change in average log price equals +/-$10 to $20 million
Coastal log ($Cdn/cubic metre)
(Vancouver Log Market)	$86	$93	$94
Fiscal Year Trade Assumptions
Export tax rate (effective rate)	0.8%	0.8%	0.4%
Lumber shipments and consumption (billion board feet)

+/- 1 cent change in exchange rate equals +/- $15 to $20 million on stumpage revenue +/- 10% change in Interior harvest volumes equals +/- $40 to $50 million +/- 10% change in Coastal harvest volumes equals +/- $5 to $7 million

U.S. lumber consumption	40.4	40.4	40.3
BC surge trigger volumes	8.6	8.6	8.5
BC lumber exports to US	6.9	6.9	6.9

Crown harvest volumes (million cubic metres)
Interior	50.8	49.7	48.2
Coast	14.2	14.3	14.3
Total	65.0	64.0	62.5
BC Timber Sales (included in above)	11.7	11.7	11.5

Components of revenue				The above sensitivities relate to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in softwood lumber border tax revenues
Tenures	$513	$519	$484
BC Timber Sales	$209	$242	$254
Federal border tax (SLA 2006)	$7	$8	$0
Logging tax	$20	$25	$25
Other CRF revenue	$21	$22	$22
Recoveries	$15	$15	$15
Other natural resources	$471	$470	$458
Components of revenue	$401	$400	$388
Water rental and licences*
Recoveries	$50	$50	$50
Angling and hunting permits and licences	$13	$13	$13
Recoveries	$7	$7	$7

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	$9,385	$9,334	$9,381
Components of revenue
Fees and licences
Consolidated Revenue Fund	$3,025	$3,012	$3,014
Medical Services Plan premiums	$2,176	$2,166	$2,165	+/- 1% change in BC’s population growth equals +/- $10 to $20 million on MSP premium revenue
Motor vehicle licences and permits	$522	$520	$519
Other Consolidated Revenue Fund	$327	$326	$330
Recoveries	$208	$208	$208
MSP recoveries	$95	$95	$95
Other recoveries	$113	$113	$113
Crown corporations and agencies	$111	$107	$106
Other service delivery agencies	$1,992	$2,053	$2,060
Post-secondary education fees	$1,489	$1,531	$1,534
Other health-care related fees	$332	$342	$346
School Districts	$171	$180	$180
Investment earnings
Consolidated Revenue Fund	$80	$74	$79
Fiscal agency loans & sinking funds earnings	$870	$869	$881
Elimination of transactions between appropriations	$-17	$-17	$-17
Crown corporations and agencies	$18	$30	$30
Other service delivery agencies	$140	$140	$145
Sales of goods and services	$905	$934	$929
Miscellaneous	$1,853	$1,724	$1,746
Asset sales	$200	$200	$200

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.9 2014/15 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget 2014 Estimate	First Quarter Forecast	Second Quarter Forecast	2014/15 Sensitivities
Health and social transfers	$5,840	$5,810	$5,814
National Cash Transfers
Canada Health Transfer (CHT)	$32,100	$32,100	$32,100	+/- 0.1% change in BC’s population share equals +/- $45 to $50 million on CHST
Canada Social Transfer (CST)	$12,582	$12,582	$12,582
BC share of national population (June 1)	13.03%	13.01%	13.04%
BC health and social transfers revenue
CHT	$4,183	$4,178	$4,184
CST	$1,640	$1,637	$1,640
Prior-year adjustments	—	$-22	$-27
Health deferral
Diagnostic and Medical Equipment	$10	$10	$10
Medical Equipment Trust	$7	$7	$7
Other federal contributions	$1,523	$1,567	$1,572
Components of revenue
Disaster Financial Assistance	$44	$43	$43
Other Consolidated Revenue Fund	$148	$149	$149
Labour Market Development Agreement	$301	$301	$301
Labour Market Agreement	$66	$66	$66
Family Support and Children in Care	$49	$49	$49
Local Government Services and Transfers	$8	$8	$8
Other recoveries	$116	$116	$116
Crown corporations and agencies	$243	$243	$247
Post secondary institutions	$463	$504	$504
Other SUCH sector agencies	$85	$88	$89
Service delivery agency direct revenue	$5,883	$5,892	$5,991
School districts	$536	$527	$527
Post secondary institutions	$3,048	$3,036	$3,045
Health authorities and hospital societies	$799	$814	$903
BC Transportation Financing Authority	$511	$516	$511
Other service delivery agencies	$989	$999	$1,005
Commercial Crown corporation net income	$2,885	$3,006	$3,075
BC Hydro	$582	$588	$588
reservoir water inflows	100%	100%	94%	+/-1% in hydro generation = +/-$15 million

mean gas price	3.90	4.79	4.23	+/-10% = -/+$5 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	31.85	38.37	34.00	+/-10% change in electricity trade margins = +/-$15 million
(Mid-C, $US/MWh)
ICBC	$252	$363	$434
vehicle growth	+1.7%	+1.7%	+1.8%	+/-1% = +/-$41 million +/-1% = -/+$34 million +/-1% = -/+$75 to $81 million +/-1% return = +/-$135 to $140 million
current claims cost percentage change	+5.5%	+6.3%	+6.5%
unpaid claims balance	$8.0 billion	$8.2 billion	$8.1 billion
investment return	4.5%	4.9%	5.2%
loss ratio	89.8%	89.0%	89.0%

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.10 2014/15 Material Assumptions - Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget 2014 Estimate	First Quarter Forecast	Second Quarter Forecast	Sensitivities 2014/15
Advanced Education	1,936	1,936	1,936
Student spaces in public institutions	201,220	201,220	201,220	The number of student spaces may vary depending on the financial and other policies of post secondary institutions.

(# FTEs)
Children and Family Development	1,356	1,356	1,356
Average children-in-care	8,100	8,100	8,100	A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by approximately $2 million (excluding Delegated Aboriginal Agencies).
caseload (#)
Average annual residential	37,200	37,200	37,200
cost per child in care ($)

Education	5,387	5,395	5,395
Enrolment (# of FTEs)	544,095	534,213	534,213

Enrolment figures are based on BC Stats and school district enrolment trends, to which the ministry has added forecasts for distributed and summer learning and adult education.

The 2014/15 summer learning forecast decrease is due to the teachers’ job action, which limited enrolment to students needing courses to graduate and enter post secondary education as per a BC Labour Relations Board essential service ruling.

School age (K-12)	521,064	518,368	518,368
Distributed Learning (online)	11,842	11,824	11,824
Summer	6,658	6	6
Adults	4,531	4,015	4,015

Forests, Lands and Natural Resource Operations	593	880	833
BC Timber Sales	156	156	159

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year then capitalized expenses will also be reduced in that year.

Direct Fire Fighting	63	350	300	Over the past several years, Direct fire fighting costs have ranged from a low of $19 million in 1997 to $382 million in 2009.
Health	16,936	16,936	16,936
Pharmacare	1,079	1,079	1,079	A 1% change in utilization or drug prices affects costs by approximately $10 million.
Medical Services Plan (MSP)	4,062	4,062	4,062	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.

Regional Services	11,524	11,524	11,524
Justice	1,155	1,169	1,170
New cases filed/processed	270,000	270,000	270,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

(# for all courts)

Crown Proceedings Act (CPA)	25	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.

Policing, Victim Services and Corrections	609	609	609	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Emergency Program Act (EPA)	15	29	30	The number and severity of natural disasters.

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.10 2014/15 Material Assumptions — Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Budget 2014 Estimate	First Quarter Forecast	Second Quarter Forecast	Sensitivities 2014/15
Social Development and Social Innovation	2,530	2,530	2,530
Temporary Assistance annual average caseload (#)	44,800	44,800	44,800

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $4 million annually.

Disability Assistance annual average caseload (#)	91,200	91,200	91,200

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $9 million annually.

Adult Community Living:

The adult community living caseload is sensitive to an aging population and to the level of service offered. For example, residential care is significantly more costly than day programs. A 1% change in the average annual caseload will affect expenditures by approximately $7 million annually.

Developmental Disabilities Programs
Average caseload (#)	16,260	16,360	16,360
Average cost per client ($)	46,100	45,800	45,800
Personal Supports Initiative
Average caseload (#)	780	800	800
Average cost per client ($)	23,950	23,260	23,260

Tax Transfers	778	772	818
Individuals	307.0	317.0	308.0

These tax transfers are now expensed as required under generally accepted accounting principles. Previously the family bonus was split 50/50 between expense program and as reduction to revenue while all other refundable credits were recorded as reduction to revenue.

Low Income Climate Action	194.0	194.0	194.0
Early Childhood Tax Benefit
Sales Tax	53.0	53.0	50.5
Small Business Venture Capital	25.0	25.0	22.0
BC Senior’s Home Renovation	4.0	4.0	1.0
Other tax transfers to individuals	30.7	40.7	40.2
Family Bonus Program	0.3	0.3	0.3

Corporations	471.0	455.0	510.0
Film and Television	80.0	80.0	80.0
Production Services	197.5	182.5	193.8
Scientific Research & Experimental
Development	74.0	71.0	67.2
Interactive Digital Media	50.0	45.0	40.0
Mining Exploration	55.0	65.0	120.0
Other tax transfers to corporations	14.5	11.5	9.0
2014/15 tax transfer forecasts incorporates adjustments relating to prior years
Management of Public Funds and Debt	1,286	1,271	1,257
Interest rates for new provincial borrowing:				Full year impact on MoPD on interest costs of a 1% change in interest rates equals $40.9 million; $100 million increase in debt level equals $2.6 million.
Short-term	1.09%	1.07%	1.00%
Long-term	3.93%	3.35%	3.07%
CDN/US exchange rate (cents)	107.6	109.8	110.2
Service delivery agency net spending	5,792	5,797	5,870
School districts	279	256	256
Post secondary institutions	2,985	2,973	3,011
Health authorities and hospital societies	645	654	688
BC Transportation Financing Authority	1,038	1,035	1,023
Other service delivery agencies	845	879	892

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.11 2014/15 Full-Time Equivalents (FTEs) 1

	2014/15			Actual
FTEs	Budget	Forecast	Variance	2013/14
Ministries and special offices (consolidated revenue fund)	26,300	26,420	120	26,526
Service delivery agencies 2	4,680	4,680	—	4,640
Total FTEs	30,980	31,100	120	31,166

1 Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2 Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table 1.12 2014/15 Capital Spending

	Year-to-Date to September 30				Full Year
	2014/15			Actual	2014/15			Actual
($ millions)	Budget	Actual	Variance	2013/14	Budget	Forecast	Variance	2013/14
Taxpayer-supported
Education
School districts	255	230	(25)	235	511	506	(5)	466
Post secondary institutions	441	248	(193)	161	883	818	(65)	507
Health	423	309	(114)	227	847	1,033	186	690
BC Transportation Financing Authority	522	547	25	584	1,044	982	(62)	1,017
BC Transit	68	31	(37)	23	136	101	(35)	80
Government operating (ministries)	191	107	(84)	110	432	422	(10)	298
Other [1]	82	63	(19)	32	177	150	(27)	93
Total taxpayer-supported	1,982	1,535	(447)	1,372	4,030	4,012	(18)	3,151

Self-supported
BC Hydro	1,249	960	(289)	957	2,262	2,262	—	2,036
Columbia River power projects [2]	13	11	(2)	13	26	52	26	52
Transportation Investment Corporation (Port Mann)	49	49	—	138	83	120	37	202
BC Rail	4	2	(2)	4	8	6	(2)	8
ICBC	33	40	7	32	91	91	—	82
BC Lottery Corporation	46	31	(15)	35	90	90	—	100
Liquor Distribution Branch	15	7	(8)	1	30	30	—	13
Other [3]	—	—	—	—	—	—	—	26
Total self-supported	1,409	1,100	(309)	1,180	2,590	2,651	61	2,519
Total capital spending	3,391	2,635	(756)	2,552	6,620	6,663	43	5,670

1 Includes BC Housing Management Commission, Provincial Rental Housing Corporation and other service delivery agencies.

2 Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3 Includes post secondary institutions self-supported subsidiaries.

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2014/15 first Quarterly Report released on September 9, 2014.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Sept 30, 2014	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov’t	Other Contrib’ns
	Taxpayer-supported
School districts
Southern Okanagan Secondary [2]	2013	50	4	54	52	—	—	2
Chilliwack Secondary [2]	2013	53	5	58	58	—	—	—
Centennial Secondary	2015	12	49	61	61	—	—	—
Oak Bay Secondary	2015	29	23	52	50	—	—	2
Kitsilano Secondary	2015	12	52	64	60	—	—	4
Belmont Secondary	2015	24	32	56	30	—	—	26
Seismic mitigation program	2023	28	1,272	1,300	1,300	—	—	—
Total school districts		208	1,437	1,645	1,611	—	—	34
Post secondary institutions
Emily Carr University of Art and Design
– Campus redevelopment at Great
Northern Way	2017	4	130	134	113	—	—	21
Total post secondary institutions		4	130	134	113	—	—	21
Health facilities
Northern Cancer Control Strategy [2]
– Direct procurement	2014	27	8	35	32	—	—	3
– P3 contract	2012	71	—	71	54	17	—	—
Lions Gate Hospital (Mental Health) Redevelopment	2014	44	18	62	38	—	—	24
Lakes District Hospital	2015	29	26	55	46	—	—	9
Queen Charlotte/Haida Gwaii Hospital	2015	9	41	50	31	—	—	19
Surrey Emergency/Critical Care Tower
– Direct procurement	2016	117	77	194	174	—	—	20
– P3 contract	2014	318	—	318	139	179	—	—
Royal Inland Hospital	2016	4	76	80	47	—	—	33
North Island Hospitals
– Direct procurement	2017	15	111	126	73	—	—	53
– P3 contract	2017	21	459	480	60	232	—	188
Interior Heart and Surgical Centre
– Direct procurement	2017	106	147	253	213	—	—	40
– P3 contract	2015	92	36	128	4	79	—	45
Vancouver General Hospital — Joseph and Rosalie Segal Family Health Centre	2017	5	77	82	57	—	—	25
Children’s and Women’s Hospital
– Direct procurement	2019	71	238	309	177	—	—	132
– P3 contract	2017	40	329	369	168	187	—	14
Penticton Regional Hospital — Patient Care Tower	2019	—	325	325	168	—	—	157
Clinical and systems transformation	2023	74	406	480	480	—	—	-
Total health facilities		1,043	2,374	3,417	1,961	694	—	762
Transportation
South Fraser Perimeter Road
– Direct procurement	2014	1,070	6	1,076	728	—	348	—
– P3 contract	2014	188	—	188	—	188	—	—
Sierra Yoyo Desan Road upgrade	2014	134	16	150	150	—	—	—
Evergreen Line Rapid Transit
– Direct procurement	2016	248	288	536	321	—	74	141
– P3 contract	2016	496	399	895	—	265	350	280
Total transportation		2,136	709	2,845	1,199	453	772	421

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1 (continued)

Note: Information in bold type denotes changes from the 2014/15 first Quarterly Report released on September 9, 2014.

		Project	Estimated	Anticipated	Project Financing
($ millions)	Year of Completion	Cost to Sept 30, 2014	Cost to Complete	Total Cost	Internal/ Borrowing	P3 Liability	Federal Gov’t	Other Contrib’ns
Other taxpayer-supported
Integrated Case Management system	2014	175	7	182	179	—	3	—
Single Room Occupancy Hotel renewal initiative
– Direct procurement	2016	10	15	25	23	—	2	—
– P3 contract	2016	63	55	118	—	91	27	—
Okanagan Correctional Centre
– Direct procurement	2016	21	70	91	91	—	—	—
– P3 contract	2016	22	107	129	8	121	—	—
Total other		291	254	545	301	212	32	—
Total taxpayer-supported		3,682	4,904	8,586	5,185	1,359	804	1,238

Self-supported
Transportation
Port Mann Bridge / Highway [1]	2015	3,248	71	3,319	3,319	—	—	—
Power generation and transmission
BC Hydro	2014	48	1	49	49	—	—	—
– Seymour Arm series capacitor [2]
– Vancouver City Central transmission [2]	2014	171	—	171	171	—	—	—
– Mica gas insulated switchgear replacement [2]	2014	174	25	199	199	—	—	—
– Northwest transmission line [2]	2014	657	89	746	359	—	130	257
– Merritt area transmission	2014	33	32	65	65	—	—	—
– Smart metering and infrastructure program	2015	708	222	930	930	—	—	—
– Dawson Creek/Chetwynd area transmission	2015	134	162	296	296	—	—	—
– Interior to Lower Mainland transmission line	2015	511	214	725	725	—	—	—
– GM Shrum units 1 to 5 turbine upgrade	2015	138	134	272	272	—	—	—
– Iskut extension project	2015	44	136	180	140	—	—	40
– Surrey area substation project	2015	29	65	94	94	—	—	—
– Hugh Keenleyside spillway gate reliability upgrade	2015	82	41	123	123	—	—	—
– Mica units 5 and 6 project	2015	462	252	714	714	—	—	—
– Long Beach reinforcement	2015	15	41	56	56	—	—	—
– Big Bend substation	2017	17	39	56	56	—	—	—
– Ruskin Dam safety and powerhouse upgrade	2017	262	486	748	748	—	—	—
– John Hart replacement	2019	197	896	1,093	1,093	—	—	—
– Cheakamus units 1 and 2 generator replacement	2019	4	70	74	74	—	—	—
Columbia River power projects
– Waneta Dam power expansion [3]	2015	302	48	350	350	—	—	—
Total power generation and transmission		3,988	2,953	6,941	6,514	—	130	297
Other
British Columbia Lottery Corporation
– Gaming management system	2015	80	18	98	98	—	—	—
Insurance Corporation of British Columbia
– Business transformation program	2016	207	90	297	297	—	—	—
Total other		287	108	395	395	—	—	—
Total self-supported		7,523	3,132	10,655	10,228	—	130	297
Total $50 million projects		11,205	8,036	19,241	15,413	1,359	934	1,535

1 Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

2 Assets have been put into service and only trailing costs remain.

3 Reflects the combined shares of Columbia Power Corporation (32.5 per cent) and Columbia Basin Trust (16.5 per cent) in their partnership with Fortis Inc. for the development of an electricity generating facility at the Waneta Dam south of Trail.

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.14 2014/15 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2014/15			Actual	2014/15			Actual
($ millions)	Budget	Actual	Variance	2013/14	Budget	Forecast	Variance	2013/14
Taxpayer-supported debt
Provincial government operating	9,820	7,348	(2,472)	10,116	9,828	8,843	(985)	10,223
Other taxpayer-supported debt (mainly capital)
Education [2]
School districts	7,529	7,383	(146)	6,271	7,756	7,699	(57)	7,245
Post secondary institutions	4,443	4,433	(10)	4,124	4,509	4,523	14	4,386
	11,972	11,816	(156)	10,395	12,265	12,222	(43)	11,631
Health [2,3]	6,279	6,192	(87)	5,381	6,516	6,562	46	6,038
Highways and public transit BC Transportation Financing Authority [4]	8,296	8,079	(217)	7,919	8,711	8,638	(73)	7,912
Public transit	1,000	1,000	—	1,000	1,000	1,000	—	1,000
SkyTrain extension	1,174	1,174	—	1,174	1,174	1,174	—	1,174
BC Transit	157	132	(25)	152	163	158	(5)	143
	10,627	10,385	(242)	10,245	11,048	10,970	(78)	10,229
Other
Social housing [5]	772	721	(51)	661	796	797	1	719
Provincial government general capital	1,575	1,473	(102)	1,171	1,766	1,743	(23)	1,371
BC Pavilion Corporation	382	382	—	383	380	381	1	383
BC Immigrant Investment Fund	444	449	5	394	441	441	—	440
Other [6]	35	31	(4)	36	35	31	(4)	34
	3,208	3,056	(152)	2,645	3,418	3,393	(25)	2,947
Total other taxpayer-supported	32,086	31,449	(637)	28,666	33,247	33,147	(100)	30,845
Total taxpayer-supported debt	41,906	38,797	(3,109)	38,782	43,075	41,990	(1,085)	41,068
Self-supported debt
Commercial Crown corporations
BC Hydro	16,172	16,446	274	15,196	16,856	16,744	(112)	15,559
Columbia Power Corporation	300	300	—	—	300	299	(1)	—
Columbia River power projects [7]	470	467	(3)	473	464	464	—	470
BC Lotteries	167	165	(2)	140	182	155	(27)	155
Transportation Investment Corporation (Port Mann)	3,345	3,271	(74)	3,061	3,420	3,351	(69)	3,209
Post secondary institutions’ subsidiaries	208	200	(8)	209	208	198	(10)	198
Other	34	44	10	34	33	42	9	34
	20,696	20,893	197	19,113	21,463	21,253	(210)	19,625
Warehouse borrowing program	—	—	—	—	—	—	—	—
Total self-supported debt	20,696	20,893	197	19,113	21,463	21,253	(210)	19,625
Forecast allowance	—	—	—	—	200	200	—	—
Total provincial debt	62,602	59,690	(2,912)	57,895	64,738	63,443	(1,295)	60,693

1    Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

2        Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

3    Health facilities’ debt includes public-private partnership obligations of $1,137 million for the six months ended September 30, 2013, $1,190 million for the six months ended September 30, 2014, $1,158 million for fiscal 2013/14 and $1,271 million for fiscal 2014/15.

4    BC Transportation Financing Authority debt includes public-private partnership obligations of $987 million for the six months ended September 30, 2013, $1,079 million for the six months ended September 30, 2014, $1,041 million for fiscal 2013/14 and $1,156 million for fiscal 2014/15.

5    Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. Social housing debt includes public-private partnership obligations of $23 million for the six months ended Sepember 30, 2013, $63 million for the six months ended September 30, 2014, $45 million for fiscal 2013/14 and $87 million for fiscal 2014/15.

6    Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

7    Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2014/15

Updated Financial Forecast

Table 1.15 2014/15 Statement of Financial Position

	Actual March 31,	Year-to-Date September 30,	Forecast March 31,
($ millions)	2014	2014	2015
Financial assets
Cash and temporary investments	2,802	3,547	2,041
Other financial assets	9,336	8,244	9,256
Sinking funds	835	803	902
Investments in commercial Crown corporations:
Retained earnings	7,839	8,237	8,163
Recoverable capital loans	18,921	20,181	20,547
	26,760	28,418	28,710
	39,733	41,012	40,909
Liabilities
Accounts payable and accrued liabilities	8,024	7,709	8,182
Deferred revenue	9,684	10,652	9,531
Debt:
Taxpayer-supported debt	41,068	38,797	41,990
Self-supported debt	19,625	20,893	21,253
Forecast allowance	—	—	200
Total provincial debt	60,693	59,690	63,443
Add: debt offset by sinking funds	835	803	902
Less: guarantees and non-guaranteed debt	(726)	(351)	(725)
Financial statement debt	60,802	60,142	63,620
	78,510	78,503	81,333
Net liabilities	(38,777)	(37,491)	(40,424)
Capital and other non-financial assets
Tangible capital assets	37,778	38,294	39,643
Other non-financial assets	3,134	3,083	3,088
	40,912	41,377	42,731
Accumulated surplus	2,135	3,886	2,307

Changes in Financial Position

	Year-to-Date September 30,	Forecast March 31,
($ millions)	2014	2015

(Surplus) deficit for the period	(1,943)	(444)
Comprehensive income (increase) decrease	192	272
(Increase) decrease in accumulated surplus	(1,751)	(172)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,535	4,012
Less: amortization and other accounting changes	(1,019)	(2,147)
Change in net capital assets	516	1,865
Increase (decrease) in other non-financial assets	(51)	(46)
	465	1,819
Increase (decrease) in net liabilities	(1,286)	1,647
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	745	(761)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	398	324
Self-supported capital investments	1,100	2,651
Less: loan repayments and other accounting changes	160	(1,025)
	1,658	1,950
Other working capital changes	(1,777)	(18)
	626	1,171
Increase (decrease) in financial statement debt	(660)	2,818
(Increase) decrease in sinking fund debt	32	(67)
Increase (decrease) in guarantees and non-guaranteed debt	(375)	(1)
Increase (decrease) in total provincial debt	(1,003)	2,750

Second Quarterly Report 2014/15

PART TWO — ECONOMIC REVIEW AND OUTLOOK 1

2014/15 Second Quarterly Report	November 26, 2014

Summary

•             In the first Quarterly Report, the Ministry of Finance forecast BC’s real GDP to grow by 1.9 per cent in 2014 and 2.3 per cent in 2015. The private sector outlook for 2014 has increased slightly since that time and the Ministry’s forecast for BC in both years remains prudent compared to the average private sector projection.

•             BC’s economy has experienced steady growth so far in 2014 in some of its key sectors, including exports, retail sales and housing. However, employment gains and inflation in BC have been modest.

•             Downside risks to BC’s economic outlook include the potential for slowing domestic activity, weakness in the US economic recovery and slowing Asian demand. Additional risks include the ongoing sovereign debt situation in Europe, a fluctuating Canadian dollar and weak inflation.

British Columbia outlook — comparison to private sector forecasts

Chart 2.1 Ministry forecast for BC remains prudent

Private sector projections for BC’s economic growth have changed slightly over the last several months. At the time of the first Quarterly Report, the private sector anticipated that BC’s real GDP would expand by 2.2 per cent in 2014 and 2.7 per cent in 2015. As of November 17, 2014, this average forecast increased 0.1 percentage points in 2014 and remained unchanged in 2015, ranking BC second among provinces for growth in both years (behind only Alberta). The Ministry of Finance forecast of 1.9 per cent in 2014 and 2.3 per cent in 2015 for BC economic growth remains prudent compared to the current average private sector outlook.

1 Reflects information available as of November 17, 2014, unless otherwise indicated.

Second Quarterly Report 2014/15

Economic Review and Outlook

British Columbia economic activity

Indicators of BC’s economic performance so far in 2014 generally reveal steady growth in domestic activity relative to the same period of 2013 (as illustrated in Table 2.1), with the exception of employment and non-residential building permits.

Table 2.1 British Columbia Economic Indicators

All data seasonally adjusted	Apr. to Jun. 2014 change from Jan. to Mar. 2014	Jul. to Sep. 2014 change from Apr. to Jun. 2014	Year-to-Date Jan. to Sep. 2014 change from Jan. to Sep. 2013
Per cent change
Employment	+0.3	+0.4	+0.6
Manufacturing shipments	+3.6	+1.6	+7.0
Exports	+6.3	-4.5	+8.0
Retail sales[1]	+3.3	+0.9	+5.7
Housing starts	+10.7	+10.5	+6.6
Non-residential building permits	-1.1	-5.4	-0.2

1 Data to August

Labour market

Employment growth in BC has been modest during the first ten months of 2014, with a gain of 0.7 per cent (or 15,800 jobs) year-to-date to October compared to the same period last year. This increase in employment is the result of around 3,900 more full-time and 11,900 more part-time jobs so far this year.

Chart 2.2 BC employment

Year-to-date employment gains occurred primarily in transportation and warehousing (+22,100 jobs), health care and social assistance (+21,300 jobs) and manufacturing (+12,000 jobs). These gains were partially offset by declines in trade (-19,500 jobs), finance, insurance, real estate and leasing (-6,600 jobs) and construction (-6,100 jobs).

Second Quarterly Report 2014/15

Economic Review and Outlook

BC’s monthly unemployment rate sat at 6.1 per cent in October 2014, unchanged from the previous month. The rate averaged 6.1 per cent year-to-date to October. Although this represents a 0.5 percentage point drop relative to the first ten months in 2013, this decline was partly due to slower-than-anticipated labour force growth (up only 0.2 per cent).

Consumer spending and housing

Despite modest job creation, retail sales have been a source of strength in BC’s economy so far this year. During the first eight months of 2014, sales increased by a robust 5.7 per cent compared to the same period last year. Gains over this period were broad based, with notable increases observed at motor vehicle and parts dealers, general merchandise stores, and food and beverage stores. Meanwhile, the only retail segment to lose sales year-to-date to August was building material and garden equipment and supply dealers. Though it may be too soon to fully understand the divergence between employment and retail sales growth in recent quarters, possible explanations may include increased tourist traffic to BC and the return to positive net interprovincial migration into the province year-to-date to June (after two years of annual net outflows to other provinces). However, the current pace of retail spending is not expected to continue given the modest employment situation, particularly for purchases of expensive discretionary products such as automobiles.

Chart 2.3 BC retail sales

Annual inflation in BC registered above 1.0 per cent for the sixth consecutive month in September, after remaining below that rate for nineteen months in a row. The extended period of weak price growth prior to April 2014 was partially the result of the return to the PST sales tax system in April 2013. Overall, consumer prices in BC increased by 1.0 per cent through the first nine months of 2014 compared to January through September 2013. Over this period, inflation was relatively strong for energy products (such as gasoline) and food purchased from stores, while prices fell for food purchased from restaurants and home entertainment equipment, parts and services.

Second Quarterly Report 2014/15

Economic Review and Outlook

BC housing starts averaged about 27,900 annualized units through the first ten months of 2014. The level is in line with the historical trend (with home construction averaging around 28,900 units from January 1990 to December 2013) and represents a 5.8 per cent gain compared to the same period in 2013. Meanwhile, residential building permits (a leading indicator of new housing activity) advanced by 4.9 per cent year-to-date to September 2014 compared to the same period last year, suggesting that strength may continue in BC homebuilding in the near future.

Chart 2.4 BC housing starts

Home sales in BC advanced through the first ten months of 2014, climbing 15.1 per cent year-to-date to October compared to the same period of last year. At the same time, the average home price during this period was around $566,700, a gain of 6.8 per cent. Low mortgage rates and improving economic conditions are partly responsible for the strong housing market activity this year; however, momentum may wane as interest rates are expected to increase in the latter half of 2015.

The value of total non-residential building permits fell by 0.2 per cent year-to-date to September relative to the same period last year. Gains in commercial permits (+8.2 per cent) were outweighed by declines in industrial (-21.4 per cent) and institutional and government permits (-6.4 per cent) over the period.

External trade and commodity markets

BC businesses have enjoyed solid growth in export sales through the first nine months of 2014, with the value of BC international merchandise exports increasing by 8.0 per cent compared to the same period last year. In particular, substantial gains occurred in exports of metal ores and non-metallic minerals (+25.9 per cent), industrial machinery, equipment and parts (+17.8 per cent), and forestry products and building and packaging materials (+7.6 per cent). Exporters have benefited from increased economic activity in the US, with American exports up 15.4 per cent year-to-date to September. However, BC exports to China increased only 1.2 per cent over this period after eight consecutive years of double-digit growth, as slowing growth in the Chinese economy has restrained demand for BC products (in particular coal, which is down 22.3 per cent year-to-date to September).

Second Quarterly Report 2014/15

Economic Review and Outlook

Chart 2.5 BC exports

Like total goods exports, decent gains were also observed in shipments of manufactured goods in BC from January through September 2014, up 7.0 per cent compared to the first nine months of 2013. Notable growth was recorded in sectors such as shipments of paper products (+12.4 per cent), machinery (+12.1 per cent) and food (+5.7 per cent), which offset losses in electrical equipment, appliance and computer products (-7.4 per cent) and primary metal (-5.4 per cent).

Although prices for several forestry and energy products have increased in the first ten months of 2014 compared to last year, global commodity prices in general are expected to fluctuate in the near-term due to ongoing global economic uncertainty and slowing growth of the Chinese economy.

The price of spruce-pine-fir (SPF) lumber started 2014 at $375 US/000 board feet in January and dropped to a low of $325 US/000 board feet in June. Since then, the price climbed steadily to reach $363 US/000 board feet in September then slipped to $350 US/000 board feet in October. Altogether, the price has increased 0.3 per cent year-to-date to October.

The average price of pulp has increased every month for the past two years, with the exception of August 2013. It began 2014 at $910 US per tonne and resided at $932 per tonne as of October, registering a 9.0 per cent increase compared to the first ten months of 2013.

After reaching $105.79 US per barrel in June 2014, the daily West Texas Intermediate (WTI) oil price dropped dramatically in recent months, landing at $84.40 US per barrel in October. The decline was due to a number of factors, such as increased oil production in the US, slower growth in global demand and appreciation of the US dollar. Overall, the average price over the first ten months of 2014 ($98.27 US per barrel) was almost unchanged from the same period in 2013. Meanwhile, the price of natural gas shot up 78.0 per cent month-over-month to $5.19 C/GJ in February 2014 alongside surging

Second Quarterly Report 2014/15

Economic Review and Outlook

heating demands due to abnormally cold weather, but has since moderated back to levels more consistent with recent trends (registering at $2.40 C/GJ in October 2014). Overall, the price of natural gas averaged $3.28 C/GJ through the first ten months of the year, up from an average price of $1.96 C/GJ observed over the same period in 2013.

Risks to the economic outlook

Risks to the BC economic outlook continue to be weighted to the downside. The main risks to the current outlook include the following:

•             potential for a slowdown in domestic economic activity, including weakness in employment and retail sales;

•             weakness in the US economy (characterized by slower consumer spending, a protracted job market recovery and recurring federal fiscal issues);

•             the ongoing European sovereign debt situation;

•             slower than anticipated economic activity in Asia, particularly in China, resulting in weaker demand for BC’s exports and downward pressure on global commodity prices;

•             weaker than expected inflation, and

•             exchange rate volatility.

External environment

United States

According to the advance estimate, US real GDP grew by an annualized 3.5 per cent in the July to September quarter of 2014. This growth rate is lower than the 4.6 per cent gain observed in the previous quarter when the US economy was rebounding from a weather-related contraction in the January to March quarter. The gain in the July to September period reflected broad-based growth among components, with consumption and net exports leading the way. Government spending also registered its strongest contribution to GDP since 2009, though most of this strength came from military expenditures, which tend to fluctuate. Meanwhile, inventory growth was weak in the quarter. Analysts note that recent economic performance in the US has been strong

Chart 2.6 US economic growth

Second Quarterly Report 2014/15

Economic Review and Outlook

relative to other countries, but remains underwhelming compared to the US’s own historical economic recoveries. There is also concern that the strength in net exports may not be as robust in the coming quarters given recent weakness in the global outlook.

US employment grew steadily through 2014, though weakness in the labour market persists. Year-to-date to October, the US economy created an average of 228,500 jobs each month, with the level of employment up 1.8 per cent compared to the same period in 2013. Further, the US unemployment rate trended downward through the first ten months of 2014, arriving at 5.8 per cent in October. However, considerable room for improvement remains. The US labour force participation rate (the proportion of working-age civilians that are employed or seeking work) has deteriorated steadily since the latter part of 2008 and currently resides at historically depressed levels. In addition, wage growth in the US has been trending barely above inflation and, as of October 2014, the number of long-term unemployed Americans (those who have been jobless for 27 weeks or more) was still more than double the annual average observed in 2007.

Chart 2.7 US employment

The monthly pace of US residential construction was uneven through the first nine months of 2014, as the protracted and bumpy recovery in the US housing market continued in its sixth year since the 2008/09 recession. Even so, homebuilding climbed upward through the year, resulting in a gain of 8.9 per cent year-to-date to September over the same period in 2013. While this rate of growth is robust, it is more modest than the annual pace observed in 2012 and 2013 (at 28.2 per cent and 18.5 per cent, respectively). Single-unit homes accounted for around 65 per cent of the total housing starts year-to-date to September 2014 (with the other 35 per cent being multiple-unit dwellings such as apartment buildings), similar to the ratio observed in recent years. In contrast, this ratio averaged around 80 per cent from the early 1990s through to the mid-2000s prior to the housing market crash. This shift towards multiple-unit dwellings may in part reflect changing attitudes towards homeownership in the US.

Second Quarterly Report 2014/15

Economic Review and Outlook

Chart 2.8 US housing starts

Sales of new and existing homes in the US have been weak so far in 2014. Existing home sales averaged 4.9 million annualized units year-to-date to September, a decrease of 5.0 per cent relative to the same period of 2013. New home sales fared better over this time, averaging around 434,300 annualized units through the first nine months of 2014 and registering a slight year-to-date gain of 2.1 per cent compared to the previous year. Meanwhile, US home prices were still about 9 per cent below their pre-recession peak in August 2014, and around 11 per cent of homes with a mortgage were underwater (where the home value is lower than the mortgage amount owing) as of the second quarter of 2014. Though the continued recovery in the US labour market is expected to support housing sales and construction going forward, US realtors and homebuilders continue to face headwinds, such as shortages of skilled construction workers and ongoing weakness in household balance sheets.

US retail activity trended upward from January to October 2014, with gains in eight out of ten months. Overall, retail sales were up 3.9 per cent over this period compared to the first ten months of 2013. Retail spending has likely been supported by rising consumer confidence, which reached its highest level in seven years in October after increasing in five out of the six previous months. In particular, a notable increase in American consumers’ expectations in October is a good sign for US retail activity through the remainder of 2014.

Consensus Economics forecasters have increased their average US real GDP forecast for 2014 slightly since the first Quarterly Report. The November Consensus survey projects growth of 2.2 per cent for 2014, 0.1 percentage points higher than the August forecast. On the other hand, the outlook for US real GDP growth in 2015 was downgraded by 0.1 percentage point to 3.0 per cent from August to November.

Second Quarterly Report 2014/15

Economic Review and Outlook

Chart 2.9 Consensus outlook for US up slightly since August

Canada

Canadian real GDP advanced at an annualized rate of 2.3 per cent from January through June 2014 compared to the same period in 2013. In the January to March quarter, Canadian real GDP grew just 1.0 per cent quarter-on-quarter, with economic activity likely held back by adverse weather conditions. The national economy then rebounded somewhat with 3.6 per cent growth in the April to June quarter of 2014, led by double- digit gains in exports. However, recent indications of renewed weakness in the global economy (stemming largely from slower activity in Europe, China and Japan) suggest that growth in Canada’s exports and overall economy may moderate in the coming quarters.

Canada’s domestic economic activity has been moderate in 2014. Canada’s economy created an average of around 20,100 jobs per month year-to-date to October, increasing the level of employment by 0.7 per cent compared to the same period last year. The unemployment rate averaged 6.9 per cent so far this year, down 0.2 percentage points compared to the first ten months of 2013. Meanwhile, Canadian homebuilding has regained momentum after posting an annual decline in 2013, with housing starts increasing 1.4 per cent year-to-date to October 2014. National home sales and average home prices have increased year-to-date to October as well, with sales up 4.5 per cent (due in part to substantial gains observed in the April to June quarter of 2014) and prices increasing 7.0 per cent compared to the first ten months of 2013. Also domestically, retail sales saw a healthy gain of 4.7 per cent year-to-date to August compared to the first eight months of 2013. Going forward, some analysts anticipate that Canadian retail sales may be constrained by household debt loads and reduced equity returns.

Canadian merchandise exports grew by 11.1 per cent year-to-date to September relative to the same period of 2013. Notable gains during the first nine months of this year occurred in exports of energy products, consumer goods and motor vehicles and parts. These increases more than outweighed a minor year-to-date decline in exports of metal ores and non-metallic minerals. The value of manufacturing shipments in Canada also posted steady gains so far in 2014, up 5.6 per cent year-to-date to September compared to the same period of last year.

Second Quarterly Report 2014/15

Economic Review and Outlook

Since the first Quarterly Report, private sector economists have revised their average forecast up 0.1 percentage points for the Canadian economy in 2014, with the November Consensus expecting Canada’s real GDP to grow by 2.3 per cent. Meanwhile, Consensus forecasts for the Canadian economy in 2015 have been maintained since January at 2.5 per cent growth for next year.

Chart 2.10 Consensus maintains relatively steady forecasts for Canadian growth in 2014

Europe

After registering only 0.1 per cent growth in real GDP in the April to June quarter of 2014, early estimates out of the euro zone peg growth at just 0.2 per cent in the July to September quarter. Germany, Europe’s largest economy, continues to experience weak economic growth following a contraction in its real GDP in the April to June quarter. Furthermore, industrial production in the euro zone fell 0.4 per cent in the most recent quarter after posting zero growth the previous quarter, and the region’s unemployment rate remained at 11.5 per cent in September. Annual inflation in the euro area has been below one per cent for thirteen months through October (and registered just 0.4 per cent in October) and some analysts are concerned that there is a risk that the current very low inflation could turn into deflation. Also in October, a regulatory review of banks in the euro zone determined that 25 of the 130 largest banks in the region had insufficient capital, raising questions about the health of the European banking system.

According to Mario Draghi, President of the European Central Bank (ECB), risks facing the euro zone’s economic outlook remain tilted to the downside, given heightened geopolitical risks, recent weakening in the region’s growth momentum, and the potential for insufficient progress in structural reforms of some troubled member states. In light of this weakness, the ECB embarked on a new asset-backed securities and covered bond purchase program in October, with purchases expected to span at least two years. This new stimulus program is designed to return inflation toward the central bank’s target near 2.0 per cent, though some analysts believe that more action may be required.

Second Quarterly Report 2014/15

Economic Review and Outlook

Consensus forecasts for the euro zone economy have fallen in recent months, both for 2014 and for 2015. In its November publication, Consensus called for just 0.8 per cent growth in 2014 and 1.1 per cent the following year. Alongside these forecasts, Consensus analysts highlighted concerns about deflation and suggested that the ECB may embark on a full-scale quantitative easing program to combat the continuing economic stagnation in the euro zone.

Chart 2.11 Consensus forecast for euro zone downgraded in recent months

China

Recent economic data out of China has been mixed. While exports beat expectations in October, annual inflation remained at its lowest rate since 2010 and year-over-year growth in retail sales slowed for a fifth consecutive month. In addition, China’s property market has cooled markedly this year which, along with the sign of slowing in the broader economy, has prompted officials to implement a series of small targeted stimulus measures throughout the year. Such measures include investments in infrastructure, expanded credit to private businesses and the injection of billions of dollars into the banking system to enhance liquidity.

Altogether, China’s economy grew 7.3 per cent in the July to September quarter of 2014 compared to the same period in 2013. This marks the slowest year-over-year growth of the Chinese economy since the beginning of 2009, during the height of the global financial crisis. Though economic growth is running below the Chinese government’s official target of 7.5 per cent, China’s Prime Minister Li Keqiang announced in September that the government would be comfortable with slower growth as long as job creation remains steady.

From August to November, the Consensus forecast for China’s real GDP growth held steady at 7.4 per cent for 2014, but decreased by 0.1 percentage points to 7.1 per cent for 2015. In the November publication, Consensus analysts stated that industrial overcapacity and moderation in the real estate sector are putting downward pressure on prices, and that China’s economic activity is showing softness at the beginning of the October to December quarter of 2014.

Second Quarterly Report 2014/15

Economic Review and Outlook

Financial markets

Interest rates

During its meeting in October, the Bank of Canada announced that it will continue to hold its target for the overnight rate at 1.00 per cent (where the rate has remained since September 2010). In its accompanying Monetary Policy Report, the Bank increased its forecast slightly for the Canadian economy in 2014, but downgraded its global outlook for 2015 and 2016. In a separate speech, Bank of Canada governor Stephen Poloz stated that the single largest headwind facing the global economic recovery is lingering uncertainty about the future due to geopolitical tensions, market volatility and legacy effects from the recent recession. To help counteract these headwinds, Mr. Poloz indicated that interest rates will remain low. Most private sector forecasters expect the Bank to postpone increasing interest rates until the second half of 2015.

Chart 2.12 Interest rates expected to remain low in the near-term

As widely expected, the US Federal Reserve held its intended federal funds rate in the 0.00 to 0.25 per cent range at its most recent meeting in October, and announced the end of its asset purchase program. Despite the completion of the program, the Fed noted that it will maintain a large balance sheet by continuing to reinvest maturing securities. Furthermore, Federal Reserve policymakers stated that the federal funds rate will likely remain at its current highly accommodative level for a considerable amount of time. As with Canadian rates, most private sector analysts do not expect the Fed to raise rates until mid-2015 or later.

The average of private sector forecasters’ views on Canadian short-term interest rates (three-month Treasury bills) as of October 17, 2014 indicates that three-month rates will average 0.9 per cent in 2014 and 1.1 per cent in 2015. The same forecasters project ten-year Government of Canada bonds to average 2.3 per cent in 2014 and 2.9 per cent the following year.

Second Quarterly Report 2014/15

Economic Review and Outlook

Table 2.2 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2014	2015	2014	2015
IHS Global Insight	0.9	1.1	2.4	3.2
CIBC	0.9	1.1	2.3	2.8
Bank of Montreal	0.9	1.0	2.2	2.4
Scotiabank	0.9	1.1	2.3	3.0
TD Economics	0.9	1.1	2.3	2.8
RBC Capital Markets	0.9	1.4	2.3	3.0
Average (as of October 17, 2014)	0.9	1.1	2.3	2.9

Exchange rate

After beginning the year at 94.0 US cents, the Canadian dollar dropped to as low as 88.9 US cents in March, then rebounded back to 94.0 US cents in July. The loonie has softened again, registering at 88.4 US cents as of November 17, 2014. The depreciation of the Canadian dollar over the past few months continued a trend underway since 2012 when the dollar was near parity with its US counterpart. The gradual recovery of the US economy (and, more recently, falling prices for oil) has contributed to the depreciation of the Canadian dollar.

Chart 2.13 Private sector expects Canadian dollar below parity

As of October 17, 2014, an average of six private sector forecasts calls for the Canadian dollar to average 91.1 US cents in 2014 and 88.4 per cent in 2015.

Table 2.3 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2014	2015
IHS Global Insight	91.3	91.3
CIBC	91.6	87.1
Bank of Montreal	91.0	88.0
Scotiabank	91.1	89.8
TD Economics	91.0	88.6
RBC Capital Markets	90.6	85.8
Average (as of October 17, 2014)	91.1	88.4

Second Quarterly Report 2014/15

Economic Review and Outlook

Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial GDP for 2013 on November 5, 2014.

British Columbia’s real GDP increased by 1.9 per cent in 2013, following a gain of 2.4 per cent the previous year. BC registered the sixth strongest growth rate among provinces last year, behind Newfoundland and Labrador (7.2 per cent), Saskatchewan (5.0 per cent), Alberta (3.8 per cent), Manitoba (2.2 per cent) and Prince Edward Island (2.0 per cent). Overall, the Canadian economy grew by 2.0 per cent in 2013.

Chart 1 – Real GDP in Canadian provinces

BC’s main real GDP expenditure categories all experienced positive growth in 2013, with the exception of gross fixed capital formation, which fell by 1.2 per cent on the year following an increase of 8.1 per cent the year before. Household final consumption expenditures advanced by 2.5 per cent in 2013 after increasing 2.1 per cent in 2012, while government spending (federal, provincial, local and Aboriginal) registered a 0.6 per cent gain on the year following growth of 1.8 per cent in 2012. The pace of growth also slowed for imports of goods and services, which increased by just 0.8 per cent in 2013 following a gain of 3.9 per cent the previous year. Meanwhile, exports of goods and services advanced 2.5 per cent last year after increasing 1.0 per cent in 2012.

Real GDP

Annual growth in BC’s real GDP from 2010 to 2013 is illustrated in Chart 2. The latest data incorporate historical revisions to real GDP back to 2011, which result in a significant increase in the estimated growth of BC’s economy in 2012, from 1.5 per cent to 2.4 per cent. The data now reveal that growth in BC’s economy has slowed each year since 2010.

Chart 2 – BC real GDP

Nominal GDP

Chart 3 depicts BC’s nominal GDP in recent years (in levels). Nominal GDP increased by $7.1 billion (or 3.2 per cent) in 2013, after growing by $5.1 billion (or 2.3 per cent) the previous year. Statistics Canada’s latest release also incorporated historical revisions to nominal GDP, with a notable upward revision in 2011 nominal GDP from $215.1 billion (an increase of 4.4 per cent over the 2010 level) to $217.5 billion (an annual increase of 5.6 per cent).

Chart 3 – BC nominal GDP

Second Quarterly Report 2014/15

Visit our website at: www.gov.bc.ca/fin

British Columbia | Ministry of Finance